Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-198735

The Goldman Sachs Group, Inc. $1,510,000 Callable Zero Coupon Notes due 2037

The notes will not bear interest. The notes will mature on the stated maturity date (May 31, 2037), subject to our right to redeem your notes. On each early redemption date listed below, we may redeem the notes at our option, in whole but not in part, upon five business days’ prior notice, at a price for each $1,000 principal amount of the notes equal to the sum of $1,000 plus the product of (i) $1,000 times (ii) the early redemption return listed below that corresponds to such early redemption date.

Early Redemption Date	Early Redemption Return	Cash Settlement Amount on Early Redemption Date
May 31, 2018	6.05%	$1,060.50
May 31, 2019	12.10%	$1,121.00
May 31, 2020	18.15%	$1,181.50
May 31, 2021	24.20%	$1,242.00
May 31, 2022	30.25%	$1,302.50
May 31, 2023	36.30%	$1,363.00
May 31, 2024	42.35%	$1,423.50
May 31, 2025	48.40%	$1,484.00
May 31, 2026	54.45%	$1,544.50
May 31, 2027	60.50%	$1,605.00
May 31, 2028	66.55%	$1,665.50
May 31, 2029	72.60%	$1,726.00
May 31, 2030	78.65%	$1,786.50
May 31, 2031	84.70%	$1,847.00
May 31, 2032	90.75%	$1,907.50
May 31, 2033	96.80%	$1,968.00
May 31, 2034	102.85%	$2,028.50
May 31, 2035	108.90%	$2,089.00
May 31, 2036	114.95%	$2,149.50

Subject to our early redemption right, at maturity, for each $1,000 principal amount of your notes you will receive an amount in cash equal to the sum of $1,000 plus the product of (i) $1,000 times (ii) 121.00%, which sum is equal to $2,210.00.

You should read the disclosure herein to better understand the terms and risks of your notes, including, among other things, our credit risk. See page PS-5.

	Per Note	Total
Initial price to public	100.00%	$1,510,000
Underwriting discount	4.60%	$69,460
Proceeds, before expenses, to The Goldman Sachs Group, Inc.	95.40%	$1,440,540

The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of Goldman Sachs may use this prospectus in a market-making transaction in the notes after their initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Goldman Sachs & Co. LLC	Incapital LLC

Pricing Supplement No. 32 dated May 25, 2017.

About Your Notes

The notes are part of the Medium-Term Notes, Series N program of The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•	Prospectus supplement dated January 19, 2017

•	Prospectus dated January 6, 2017

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SPECIFIC TERMS OF THE NOTES

Please note that in this section entitled “Specific Terms of the Notes”, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include any of its subsidiaries or affiliates. Also, in this section, references to “holders” mean The Depository Trust Company (DTC) or its nominee and not indirect owners who own beneficial interests in notes through participants in DTC. Please review the special considerations that apply to indirect owners in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

This pricing supplement no. 32 dated May 25, 2017 (pricing supplement) and the accompanying prospectus dated January 6, 2017 (accompanying prospectus), relating to the notes, should be read together. Because the notes are part of a series of our debt securities called Medium-Term Notes, Series N, this pricing supplement and the accompanying prospectus should also be read with the accompanying prospectus supplement, dated January 19, 2017 (accompanying prospectus supplement). Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.

The notes are part of a separate series of our debt securities under our Medium-Term Notes, Series N program governed by our Senior Debt Indenture, dated as of July 16, 2008, as amended, between us and The Bank of New York Mellon, as trustee. This pricing supplement summarizes specific terms that will apply to your notes. The terms of the notes described here supplement those described in the accompanying prospectus supplement and accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Terms of the Callable Zero Coupon Notes due 2037

Issuer: The Goldman Sachs Group, Inc.

Principal amount: $1,510,000

Specified currency: U.S. dollars ($)

Type of Notes: Zero coupon notes (notes)

Denominations: $1,000 and integral multiples of $1,000 in excess thereof

Trade date: May 25, 2017

Original issue date: May 31, 2017

Stated maturity date: May 31, 2037

Supplemental discussion of U.S. federal income tax consequences: The notes will be treated as having original issue discount for U.S. federal income tax purposes. Accordingly, it is the opinion of Sidley Austin LLP that you will be required to include such original issue discount in income using a constant yield method before you receive cash attributable to that income, as described under the heading “United States Taxation—Taxation of Debt Securities—United States Holders—Original Issue Discount” in the accompanying prospectus.

Cash settlement amount (on an early redemption date): on each early redemption date listed below, we have the right to redeem the notes at our option, in whole but not in part, upon five business days’ prior notice, at a price for each $1,000 principal amount of the notes equal to the sum of $1,000 plus the product of (i) $1,000 times (ii) the early redemption return listed below that corresponds to such early redemption date

Early Redemption Date	Early Redemption Return	Cash Settlement Amount on Early Redemption Date
May 31, 2018	6.05%	$1,060.50
May 31, 2019	12.10%	$1,121.00
May 31, 2020	18.15%	$1,181.50
May 31, 2021	24.20%	$1,242.00
May 31, 2022	30.25%	$1,302.50
May 31, 2023	36.30%	$1,363.00
May 31, 2024	42.35%	$1,423.50
May 31, 2025	48.40%	$1,484.00
May 31, 2026	54.45%	$1,544.50
May 31, 2027	60.50%	$1,605.00
May 31, 2028	66.55%	$1,665.50
May 31, 2029	72.60%	$1,726.00
May 31, 2030	78.65%	$1,786.50
May 31, 2031	84.70%	$1,847.00
May 31, 2032	90.75%	$1,907.50
May 31, 2033	96.80%	$1,968.00
May 31, 2034	102.85%	$2,028.50
May 31, 2035	108.90%	$2,089.00
May 31, 2036	114.95%	$2,149.50

Cash settlement amount (on the stated maturity date): if your notes are not redeemed, for each $1,000 principal amount of your notes we will pay you an amount in cash equal to the sum of $1,000 plus the product of (i) $1,000 times (ii) 121.00%, which sum is equal to $2,210.00.

Day count convention:   applicable only in the case of a default amount on acceleration, in which case the day count convention shall be 30/360 (ISDA), as discussed under “Additional Information About the Notes— Day Count Convention” below.

Business day:   New York

Business day convention:   not applicable

Interest rate:   not applicable

Listing:   none

Limited events of default: The only events of default for the notes are (i) interest or principal payment defaults that continue for 30 days and (ii) certain insolvency events. No other breach or default under our senior debt indenture or the notes will result in an event of default for the notes or permit the trustee or holders to accelerate the maturity of any debt securities – that is, they will not be entitled to declare the principal amount of any notes to be immediately due and payable. See “Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements” and “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default — Securities Issued on or After January 1, 2017 under the 2008 Indenture” in the accompanying prospectus for further details.

ERISA:   as described under “Employee Retirement Income Security Act” on page 138 of the accompanying prospectus

CUSIP no.:   38150A3E3

ISIN no.:   US38150A3E35

Form of notes:   Your notes will be issued in book-entry form and represented by a global note. You should read the section “Legal Ownership and Book- Entry Issuance” in the accompanying prospectus for more information about notes issued in book-entry form

Defeasance applies as follows:

●	full defeasance — i.e., our right to be relieved of all our obligations on the note by placing funds in trust for the holder: yes

●	covenant defeasance — i.e., our right to be relieved of specified provisions of the note by placing funds in trust for the holder: yes

Default amount on acceleration: If an event of default occurs and the maturity of your notes is accelerated, for each $1,000 principal amount of your notes we will pay you a default amount in cash. The default amount will equal the sum of $1,000 plus interest at a rate of 6.05% per annum, which interest shall be deemed to have accrued from and including the original issue date to but excluding the accelerated maturity date (such period, the “interest period”). The amount of accrued interest shall be calculated by multiplying the principal amount of the notes by an accrued interest factor for the interest period. The accrued interest factor will be determined by multiplying the per annum interest rate by a factor resulting from the day count convention.

FDIC:   The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

Calculation Agent: Goldman Sachs & Co. LLC

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities:

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus and in the accompanying prospectus supplement. You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus and the accompanying prospectus supplement. Your notes are a riskier investment than ordinary debt securities. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Notes Are Subject to the Credit Risk of the Issuer

The payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series N Program — How the Notes Rank Against Other Debt” on page S-5 of the accompanying prospectus supplement.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

●	economic, financial, regulatory, political, military and other events that affect securities generally;

●	interest rates and yield rates in the market;

●	the time remaining until your notes mature; and

●	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors, and many other factors, will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes before maturity, you may receive less than the principal amount of your notes.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

We Are Able to Redeem Your Notes at Our Option

On each early redemption date, we will have the option to redeem your notes, in whole but not in part, upon five business days’ prior notice. Even if we do not exercise our option to redeem your notes, our ability to do so may adversely affect the value of your notes. It is our sole option whether to redeem your notes prior to maturity and we may or may not exercise this option for any reason. Because of this redemption option, the term of your notes could be anywhere between one and twenty years.

ADDITIONAL INFORMATION ABOUT THE NOTES

Book-Entry System

We will issue the notes as a global note registered in the name of DTC, or its nominee. The sale of the notes will settle in immediately available funds through DTC. You will not be permitted to withdraw the notes from DTC except in the limited situations described in the accompanying prospectus under “Legal Ownership and Book-Entry Issuance — What Is a Global Security? — Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated”. Investors may hold interests in a global note through organizations that participate, directly or indirectly, in the DTC system.

When We Can Redeem the Notes

We will be permitted to redeem the notes at our option before their stated maturity, as described below. The notes will not be entitled to the benefit of any sinking fund – that is, we will not deposit money on a regular basis into any separate custodial account to repay your note. In addition, you will not be entitled to require us to buy your note from you before its stated maturity.

We will have the right to redeem the notes at our option, in whole but not in part, on each early redemption date, at a redemption price for each $1,000 principal amount of the notes equal to the sum of $1,000 plus the product of (i) $1,000 times (ii) the early redemption return that corresponds to such early redemption date. We will provide not less than five business days’ prior notice in the manner described under “Description of Debt Securities We May Offer — Notices” in the attached prospectus. If any early redemption date is not a business day, we will pay the redemption price on the next business day without any interest or other payment due to the delay.

What are the Tax Consequences of the Notes

You should carefully consider, among other things, the matters set forth under “United States Taxation” in the accompanying prospectus supplement and the accompanying prospectus. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section “United States Taxation” in the accompanying prospectus supplement and the accompanying prospectus and is subject to the limitations and exceptions set forth therein.

The notes will be treated as having original issue discount for U.S. federal income tax purposes. Accordingly, it is the opinion of Sidley Austin LLP that you will be required to include such original issue discount in income using a constant yield method before you receive cash attributable to that income, as described under the heading “United States Taxation — Taxation of Debt Securities — United States Holders — Original Issue Discount” in the accompanying prospectus.

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to FATCA withholding. However, according to published guidance, the withholding tax described above will not apply to payments of gross proceeds from the sale, exchange, redemption or other disposition of the notes made before January 1, 2019.

Day Count Convention

If an event of default occurs and the maturity of your notes is accelerated, for each $1,000 principal amount of your notes we will pay you a default amount in cash. The default amount will equal the sum of $1,000 plus interest at a rate of 6.05% per annum, which interest shall be deemed to have accrued from and including the original issue date to but excluding the accelerated maturity date (such period, the “interest period”). The amount of accrued interest shall be calculated by multiplying the principal amount of the notes by an accrued interest factor for the interest period. The accrued interest factor will be determined by multiplying the per annum interest rate by a factor resulting from the 30/360 (ISDA) day count convention. The factor is the number of days in the interest period in respect of which payment is being made divided by 360, calculated on a formula basis as follows:

Day Count Fraction	=	[360 × (Y2 – Y1)] + [30 × (M2 – M1)] + (D2 –D1)
360

where:

“Y1” is the year, expressed as a number, in which the first day of the interest period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the interest period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the interest period falls;

“M2 ” is the calendar month, expressed as a number, in which the day immediately following the last day included in the interest period falls;

“D1” is the first calendar day, expressed as a number, of the interest period, unless such number would be 31, in which case D1 will be 30; and

“D2 ” is the calendar day, expressed as a number, immediately following the last day included in the interest period, unless such number would be 31 and D1 is greater than 29, in which case D2 will be 30.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. and the underwriters for this offering named below have entered into a distribution agreement with respect to the notes. Subject to certain conditions, each underwriter named below has severally agreed to purchase the principal amount of notes indicated in the following table.

Underwriters	Principal Amount of Notes
Goldman Sachs & Co. LLC	$755,000
Incapital LLC	$755,000

Total	$1,510,000

Notes sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this pricing supplement. The underwriters intend to purchase the notes from The Goldman Sachs Group, Inc. at a purchase price equal to the initial price to public less a discount of 4.60% of the principal amount of the notes. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial price to public of up to 4.00% of the principal amount of the notes. If all of the offered notes are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms.

We have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us, the aggregate principal amount of notes specified on the front cover of this pricing supplement.

Please note that the information about the initial price to public and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the notes. If you have purchased a note in a market-making transaction by Goldman Sachs & Co. LLC or any other affiliate of The Goldman Sachs Group, Inc. after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

Each underwriter has represented and agreed that it will not offer or sell the notes in the United States or to United States persons except if such offers or sales are made by or through FINRA member broker-dealers registered with the U.S. Securities and Exchange Commission.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, whether paid to Goldman Sachs & Co. LLC or any other underwriter, will be approximately $10,000.

We expect to deliver the notes against payment therefor in New York, New York on May 31, 2017, which is the third scheduled business day following the date of this pricing supplement and of the pricing of the notes.

The notes are a new issue of securities with no established trading market. The Goldman Sachs Group, Inc. has been advised by Goldman Sachs & Co. LLC and Incapital LLC that they may make a market in the notes. Goldman Sachs & Co. LLC and Incapital LLC are not obligated to do so and may discontinue market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

The Goldman Sachs Group, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to The Goldman Sachs Group, Inc. and its affiliates, for which they have in the past received, and may in the future receive, customary fees. The Goldman Sachs Group, Inc. and its affiliates have in the past provided, and may in the future from time to time provide, similar services to the underwriters and their affiliates on customary terms and for customary fees. Goldman Sachs & Co. LLC, one of the underwriters, is an affiliate of The Goldman Sachs Group, Inc. Please see “Plan of Distribution—Conflicts of Interest” on page 124 of the accompanying prospectus.

Conflicts of Interest

Goldman Sachs & Co. LLC is an affiliate of The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. Goldman Sachs & Co. LLC will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

VALIDITY OF THE NOTES

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated January 19, 2017, which has been filed as an exhibit to a Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2017.

    We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

$1,510,000

The Goldman Sachs Group, Inc.

Callable Zero Coupon Notes due 2037

Goldman Sachs & Co. LLC

Incapital LLC